Southeastern Roastery

Crowdfunding Video Transcript

Candice Schibli, Founder:

Hi, I'm Candy Schibli, owner and head roaster at Southeastern Roastery, one of the DC region's newest all-women-owned coffee roasting facilities.

Southeastern Roastery works with women importers and women-focused importers and producers throughout the value chain to bring you high-quality specialty, finely crafted roasts for you to enjoy and drink.

We work with producers, and our company is adamant about supporting economic and environmental sustainability and initiatives that are distinctly representative of women in healthcare and education. We believe in honesty, timeliness, and efficiency to bring you high-quality, feminine-forward coffee.

Right now, Southeastern Roastery is eyeing locations in the DC, Maryland, and Virginia area to move all roasting and packaging operations to allow for more efficient business processes. Our team is working diligently to locate a location suitable to our values that can provide jobs for the surrounding community, local economic and social development, and support to our diverse community of women.

No matter where we land, the goal is to integrate the roastery into a community needing healthy and inclusive social and economic stimulation.

Having worked in engineering and international development, I know the science of coffee roasting and how to build collaborations across borders. The result is a distinct, authentic roast with real and lasting relationships, initiatives, and collaborations with women producers and importers, supporting women throughout the value chain.

My company invites socially responsible investors, such as yourself, to be a part of our growing team, which includes not only coffee roasting, but also the blending of teas and collaborations with other women-owned businesses.

We're happy to collaborate with local community members on developing products. We have a collaboration that I'm really proud about with Streetcar Brewing Company where we're looking at combining the coffee and beer to make an ale. We've also collaborated with people like Hemp Kettle Tea, Songbird Record and Music Café, and the Village Café and Dua Café in bringing you collaborations in coffee across the industry.